Issuer Free Writing Prospectus dated May 13, 2014

Supplementing the Preliminary Prospectus Supplement

dated May 13, 2014 and the Prospectus dated May 8, 2013

Filed pursuant to Rule 433

Registration No. 333-188457

L-3 COMMUNICATIONS CORPORATION

Final Term Sheet

$350,000,000 1.50% Senior Notes due 2017

Issuer:	L-3 Communications Corporation

Security Type:	Senior Unsecured Notes

Principal Amount:	$350,000,000

Ratings (Moody’s/ S&P / Fitch):*	Baa3 / BBB- / BBB-

Maturity Date:	May 28, 2017

Trade Date:	May 13, 2014

Settlement Date:

May 28, 2014; T+10

It is expected that delivery of the notes will be made against payment therefor on or about May 28, 2014, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next six business days should consult their own advisors.

Interest Payment Dates:	May 28 and November 28, commencing on November 28, 2014

Interest Record Dates:	May 14 and November 14

Interest Rate:	1.50%

Yield to Maturity:	1.551%

Spread to Benchmark Treasury:	T+70 bps

Benchmark Treasury:	0.875% due May 15, 2017

Benchmark Treasury Price and Yield:	100-2 1⁄4 / 0.851%

Price to Public	99.851%

Optional Redemption:	Make-whole redemption at the greater of par and a discount rate of T+10 bps at any time prior to maturity.

CUSIP / ISIN:	502413 BC0 / US502413BC01

Denominations / Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Barclays Capital Inc.

SunTrust Robinson Humphrey, Inc.

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	ANZ Securities, Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Comerica Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

$650,000,000 3.95% Senior Notes due 2024

Issuer:	L-3 Communications Corporation

Security Type:	Senior Unsecured Notes

Principal Amount:	$650,000,000

Ratings (Moody’s/ S&P / Fitch):*	Baa3 / BBB- / BBB-

Maturity Date:	May 28, 2024

Trade Date:	May 13, 2014

Settlement Date:

May 28, 2014; T+10

It is expected that delivery of the notes will be made against payment therefor on or about May 28, 2014, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next six business days should consult their own advisors.

Interest Payment Dates:	May 28 and November 28, commencing on November 28, 2014

Interest Record Dates:	May 14 and November 14

Interest Rate:	3.95%

Yield to Maturity:	4.018%

Spread to Benchmark Treasury:	T+140 bps

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Price and Yield:	98-31 / 2.618%

Price to Public	99.445%

Optional Redemption:

Make-whole redemption at the greater of par and a discount rate of T+20 bps at any time prior to February 28, 2024 (three months prior to the maturity date).

At any time on or after February 28, 2024 (three months prior to the maturity date), at par.

CUSIP / ISIN:	502413BD8 / US502413BD83

Denominations / Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Barclays Capital Inc.

SunTrust Robinson Humphrey, Inc.

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	ANZ Securities, Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Comerica Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement:

Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement, dated May 13, 2014.

Use of Proceeds

Estimated net proceeds to L-3 Communications Corporation from the offering of the senior notes will be approximately $988 million, after deduction of underwriting expenses and commissions and estimated expenses payable by L-3 Communications Corporation. L-3 Communications Corporation intends to use a portion of the net proceeds from the offering of the senior notes to fund the CODES Retirement. The CODES bear interest at a rate of 3.00% per annum and mature on August 1, 2035. The remaining net proceeds will be used for general corporate purposes.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization at March 28, 2014:

•	on an actual basis; and
•	as adjusted to give effect to the CODES Retirement, the issuance and sale of the senior notes in this offering and the application of the net proceeds therefrom.

	At March 28, 2014
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$227	$327

Borrowing under amended and restated revolving credit facility(2)	$—	$—
3.95% Senior Notes due 2016	500	500
1.50% Senior Notes due 2017	—	350
5.20% Senior Notes due 2019	1,000	1,000
4.75% Senior Notes due 2020	800	800
4.95% Senior Notes due 2021	650	650
3.95% Senior Notes due 2024	—	650
3.00% Convertible Contingent Debt Securities due 2035	689	—
Principal amount of long-term debt	3,639	3,950
Unamortized discounts	(8)	(12)

Carrying amount of long-term debt	3,631	3,938

Equity:
Total shareholders’ equity	6,113	5,986
Noncontrolling interests	75	75

Total equity	6,188	6,061

Total capitalization	$9,819	$9,999

(1)	The as adjusted amounts assume that all holders of the CODES elect to convert their CODES prior to the redemption date. We intend to settle the conversion value obligation with respect to all converted CODES entirely in cash. We estimate the aggregate cash payment to settle the conversion value obligation to be approximately $888 million based on the closing price of L-3 Holdings’ common stock ($114.55 per share) on May 9, 2014. The actual conversion value will be calculated in accordance with the indenture governing the CODES and will be based on the closing price of L-3 Holdings’ common stock and the conversion rate applicable for each trading day in the 20 trading day period ending one trading day immediately preceding the redemption date for the CODES. The difference between the fair value of the debt component of the CODES and cash paid to settle the conversion value obligation will be recorded as a reduction to shareholders’ equity, net of related deferred income taxes, in accordance with the accounting for early conversion of convertible debt. We expect the fair value of the debt component of the CODES to equal its par value.

(2)	At March 28, 2014, we had the availability of all of our $1 billion amended and restated revolving credit facility, subject to compliance with applicable covenants.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by (i) Merrill Lynch, Pierce Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com; (ii) Barclays Capital Inc. at 1-888-603-5847; or (iii) SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.